Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 30, 2007

Important Information

In connection with the potential transaction involving ABN AMRO, the Banks expect to file with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including the receipt of required regulatory and anti-trust approvals, the successful completion of the potential transaction or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a transcript of remarks made during a press question and answer session with Sir Fred Goodwin of Royal Bank of Scotland, Alfredo Saenz of Santander and Jean-Paul Votron of Fortis at 7:00am BST on May 29, 2007. A recording of the session was posted on Royal Bank of Scotland’s website, www.rbs.com, on May 29, 2007.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Royal Bank of Scotland

Presenters: Sir Fred Goodwin, Jean-Paul Votron, Alfredo Sáenz

Tuesday 29th May 2007

07h00 UK Time

Operator: You are now connected sir, you may go ahead.

Sir Fred Goodwin: Good morning everyone, it’s Fred Goodwin speaking. Thank you all for taking the trouble to call in this morning. I have got my colleagues Alfredo Sáenz of Santander and Jean Paul Votron of Fortis with me this morning. Obviously you will have seen the announcement which we have made, I’m sure you’ve not had a chance to go through it yet in great detail but I guess it has been well anticipated that we would be making an announcement today to confirm our interest in ABN AMRO and to provide I guess a lot of the detail which everyone has been searching for over the last month or so. Our offer remains at €38.40, the cash component of the offer has increased to just under 80%, all of the financing is in place and underwritten and the other new news today I guess is that we are setting out for each of the members of the consortium our own industrial logic and business case and synergies supporting this transaction which is very significant for all of us as well as being significant obviously for the ABN AMRO shareholders. We will over the course of the day be having a variety of consortium presentations and presentations by the individual banks to set out more detail and to give people the opportunity to ask questions of which I’m sure there will be plenty, so rather than going on just now and trying to make one of those presentations it’s probably best if I hand over to you for your questions and then we will try between the three of us try and find answers for them. So thank you very much and who would like to go first?

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Operator: Thank you. We have one question from Alexander Ferguson of Thomson Financial News. Please go ahead.

Alexander Ferguson: Hi, I read in you piece about the LaSalle, what is the story with the LaSalle and Bank of America? How are those discussions going, if the American court rules that LaSalle is Bank of America’s what will happen then?

Sir Fred Goodwin: That would depend on the particular circumstances under which that happened Alexander but as to what’s happening at the moment we have had discussions with Bank of America, I would describe those as amicable and professional, they are not ongoing so certainly we indicate quite clearly in the document that it would be our preference all round to find an agreed way forward and we would hope that that would be possible, but as of today there are no discussions ongoing. We are putting forward our proposals as we always have done for the acquisition of the whole ABN Group including LaSalle. We’ll take our next question Sarah.

Operator: Thank you. Our next question comes from Corine Ruhe of Betten. Please go ahead.

Corine Ruhe: Good morning gentlemen, a few questions. My first one, just to be sure this €38.40 is excluding this 60 cents of dividend, isn’t it?

Sir Fred Goodwin: Yes. It’s exactly the same as the previous offer but the dividend has passed through.

Corine Ruhe: Ok. My other question is do you have a timing when you want to present the final proposal document so to say?

Sir Fred Goodwin: We don’t have a precise date as we speak here but we are moving forward with full speed to do that. The timetable begins today for that process, there are a whole lot of mechanical and technical aspects to go on Corine but there’s noting delaying us now other than just the physical aspect of producing the documentation.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

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Corine Ruhe: Ok, so you don’t have exact timing because Barclays says July.

Sir Fred Goodwin: The Barclays official timetable can’t start until the LaSalle matter is resolved, our timetable starts today, so we will be ahead of Barclays in the technical sense. That’s an important point.

Corine Ruhe: Ok, thank you.

Operator: Thank you. Our next question comes from Ben Livesey of Bloomberg. Please go ahead.

Ben Livesey: Hi. Just seeing how the bid is conditional on the Supreme Court holding the decision of the earlier court ruling and also ABN shareholders rejecting the sale to Bank of America, how hopeful are you Sir Fred of getting over these two hurdles?

Sir Fred Goodwin: I guess Ben one could never comment on the prospects of the court hearing, that’s a matter purely for the court. We will know soon enough what the court outcome is. As far as the shareholders are concerned I think we’ve already had something of a dress rehearsal in the form of the ABN AMRO Annual General Meeting where I think the shareholders made their views about as clear as it’s possible for shareholders to make their views. The Barclays deal and the Bank of America deal were on the table as was our deal and the shareholders I don’t think could have been much clearer in their sentiment that they conveyed at that meeting. But again one can never take anything for granted so it is a matter for the shareholders; secondly it’s a matter for the court in the first instance. We will await the outcome of both of those things.

Royal Bank of Scotland

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Ben Livesey: Ok. If those two were to go against you, how likely is it, you say it would be unlikely of making an offer for ABN excluding LaSalle or indeed walking away possibly?

Sir Fred Goodwin: The only thing we are worrying about today Ben is the offer that is on the table and I think that we can worry about hypothetical situations if and when they should arise. At the moment we need to wait for the court and then we need to wait and see what the shareholders want, but as we always have done we want to buy the whole group and we think it’s by far the most straightforward thing to do today is to bring forward the details supporting the announcement we made about a month ago and now that is what we are doing and I think we will allow the shareholders to decide and of course the court to decide on its own what the right thing to do is.

Ben Livesey: Thanks very much.

Operator: Thank you. We will take our next question from Steve Slater of Reuters. Please go ahead.

Steve Slater: Morning Sir Fred and everyone. Just coming back to talks with Bank of America, can you give us some idea why they haven’t resolved anything? Are you considering a sort of split up of LaSalle as has been speculated or is it sort of a financial settlement that you are looking to reach now?

Sir Fred Goodwin: Steve, one of the things I have learned is that it can be difficult to explain deals you have done, it’s extremely difficult to explain deals you haven’t done. We have had as I as a professional and amicable discussion with Bank of America, it hasn’t lead to any transactions or deals at this point and I think that’s all I can say about it.

Steve Slater: Ok, but would you be willing to sort of split up the assets as…?

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Sir Fred Goodwin: I think we would be willing to have a sensible discussion with Bank of America, that’s sure.

Steve Slater: Ok, and secondly if I may have you had any contact with ABN since the talks broke down last month or earlier this month?

Sir Fred Goodwin: We have ongoing discussions with ABN. I’m not sure what talks broke down exactly.

Steve Slater: When it seemed that they weren’t open to the idea of this being a conditional…

Sir Fred Goodwin: No, no, that was the bid for LaSalle, they decided that it wasn’t a superior proposal. It wasn’t that anything broke down, they had a proposal, they in their judgement felt that it wasn’t superior and that was it but it wasn’t a breakdown as such. We remained in contact in the intervening period, we have done some more diligence, our people have been to see the Works Council, we have had a dialogue there so there has been things going on, I spoke with the chairman of each of the supervisory management boards yesterday.

Steve Slater: Ok, but they are still backing the Barclays deal and no luck swaying them?

Sir Fred Goodwin: You need to ask them who they’re backing Steve I guess. I’m sure that they will be looking at today’s proposals in detail and trying to understand them and we will be happy to help them do that.

Steve Slater: Ok, thanks.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Operator: Thank you. Our next question comes from Alexander Ferguson of Thomson Financial News. Please go ahead.

Alexander Ferguson: Hi Sir Fred, just a quick question for you with regards to employees. What are you saying about job cuts or synergies?

Sir Fred Goodwin: What we are saying is that job losses amongst existing employees we believe will be less than under the Barclays proposal but one of the areas of particular interest and this I know has been in the Netherlands, I’ll maybe ask Jean-Paul to comment.

Jean-Paul Votron: Sure. In terms of employees in the Netherlands it’s quite clearly the impact there is of about 6,400 jobs in overlap in terms of the operations. Having said that Fortis has in the last year received about 9,000 new people in the organisation so if we look at out natural attrition in the Netherlands which is about 9%, this plan specifically in the Netherlands talks about 7% so at the end of the day it’s a pretty good plan from a social standpoint.

Alexander Ferguson: So in other words from what I can gather with particularly the Netherlands Mr Votron you don’t have any forward numbers for how many people might lose their jobs?

Jean-Paul Votron: As I said there is an overlap of 6,443 jobs plus head office jobs for about 1,177, that’s the overlap but as I said at the other end we also are living in the Netherlands with quite a high attrition number in general so it will be from an impact not too high. Having said that I want also to insist that if you take Fortis, we have always been kind of champions in terms of social plans and social partnerships and we are planning to respect that because in all of our years we never had any big social issue despite the fact that we’ve done integration and restructuring for 14, 16 years, so we believe this will go in a very smooth way.

Alexander Ferguson: So you’re planning to cooperate with the unions?

Royal Bank of Scotland

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Tue 29 May 2007

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Jean-Paul Votron: Yes, sure.

Sir Fred Goodwin: Absolutely. Just to add to Jean-Paul’s response Alexander, we’re planning to work together to ensure that if jobs are displaced as a result of the activities of one of the consortium members that we will try to pick them up amongst the others because it’s not to be overlooked that RBS will have operations – we already have operations in the Netherlands but we’ll have more as a result of this and we would anticipate net job creation amongst our part of the business, so we would try obviously to make sure that displaced employees have the opportunity to work for other consortium members first.

Alexander Ferguson: Thank you very much Sir Fred.

Operator: Thank you. Our next question comes from Corine Ruhe of Betten. Please go ahead

Corine Ruhe: Good morning gentlemen again. I have a question about the financing, you will issue shares and for Fortis what I don’t quite understand, you have a claim omission and you have an omission for Tier I capital, but why isn’t the claim omission adding to the Tier I capital of the bank?

Sir Fred Goodwin: Jean-Paul?

Jean-Paul Votron: The financing, Fortis has a total consideration of €24 billion, financing of that will be divided in right issues for €15 billion and the rest of the financing will happen to non-equity not dilutive omission as well as some asset sales which are not considered as core to our current organisation.

Corine Ruhe: Asset sales, can you elaborate on that?

Royal Bank of Scotland

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Tue 29 May 2007

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Jean-Paul Votron: There is a combination of two things, we have identified a number of activities which we jointly, RBS, Santander and Fortis consider as not core going forward, example participations; secondly if I look at Fortis I’m talking about also participations in some areas where we don’t feel it’s core to our strategy where we could also dispose of it eventually.

Corine Ruhe: Can you tell me which parts these are?

Jean-Paul Votron: No.

Corine Ruhe: Ok, thank you.

Operator: Thank you. Our next question comes from Steven van Aartrijk of ANP. Please go ahead.

Steven van Aartrijk: Yes, good morning. I would ask to Mr Votron is he worried about the reaction maybe of his shareholders about an expansion this big? Do you think that people could get a little bit nervous about rights issues of this size?

Jean-Paul Votron: The first thing you should know is that Fortis has very strict criteria in terms of investment particularly for acquisitions where we impose to ourselves returns of at least 10% in year three. When you look at the dynamic of this acquisition, this is going to reach 11% in the third year which is a pretty good investment, so the first point, I think this proposal meets all the criteria of an investment of Fortis and should also be an attractive proposal for our shareholders going forward. We think that the strategic importance of this of being the fundamental element also. We are thanks to that becoming the number one player in Benelux, this is a chance to work further on our unit costing, costing ratio and support our international expansion so from all the angles we’re taking, this is a pretty good proposal.

Royal Bank of Scotland

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Tue 29 May 2007

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Steven van Aartrijk: I have another question about the regulators in the Netherlands. There has been talk that things have been sometimes a little bit difficult. How is your relationship with the regulators in the Netherlands at this point in time?

Sir Fred Goodwin: Jean-Paul and I will probably each take a stab at that question because Jean-Paul is already regulated by the regulators in the Netherlands and for me it’s a new relationship. I think there are obviously questions of interest to any regulator in connection with the transaction and we’ve been providing answers to those to the DNB. I think from my point of view the discussions have been positive and constructive. They’re not finished yet and they will be ongoing for a long time I’m sure. All of the participants here are major financial institutions with large international operations, we’re used to dealing with regulators in different countries. I’ve lost track of how many regulators we deal with around the world, Santander likewise and also Fortis, so dealing with regulators is not something new to us and we all run our businesses to extremely high standards so regulators have nothing inherently to be concerned with. Obviously in the context of our transaction the regulators are trying to understand particulars and details and it’s quite right that they should and that’s what the DNB have been doing.

Steven van Aartrijk: So you are meeting their demands at this moment?

Sir Fred Goodwin: We meet all of our regulators’ demands all of the time, that’s rule number one.

Steven van Aartrijk: Ok, and they feel the same as you about that?

Sir Fred Goodwin: I haven’t asked them how they feel Steven, you need to ask them. Jean-Paul, you have a different relationship.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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Jean-Paul Votron: Yes, my relationship is also the one of someone being regulated also by the DNB and we have always been very open, Sir Fred and myself in our contacts with them explaining what this was all about. We had very open discussions on the operating model, we were able to explain how we see this evolving forward as our prime objective is to ensure continuity of business. This is also why Sir Fred and RBS will be fronting this and take responsibility so that there is that continuity ensured and I think they were satisfied to hear how we would approach it.

Sir Fred Goodwin: Building on that I think a very obvious observation but one that’s nevertheless worth making is that the plan on day one is that ABN AMRO be owned by an RBS subsidiary which is co-owned by members of the consortium and nothing will happen from that point until all of the regulators and particularly the DNB are happy with what follows, so the DNB will be intimately involved in anything that should happen going forward.

Steven van Aartrijk: Thank you.

Operator: Thank you. Our next question comes from Myles Neligan of Thomson Financial News. Please go ahead.

Myles Neligan: Good morning everybody, a question for Sir Fred. Have you had a chance to discuss your interests in ABN with your own shareholders and if so can you say whether they are fully supportive of what you’re doing?

Sir Fred Goodwin: We’ve had quite a number of opportunities and have availed ourselves of a number of opportunities Myles to speak with our shareholders. Obviously we have a very large number of shareholders so it’s not possible to speak to each of them individually but we’ve certainly been putting out feelers and having conversations with our large shareholders and a cross-section from different constituencies of shareholders. I think their view on the matter is entirely rational which is that they want to see the business case, they want to understand what’s

Royal Bank of Scotland

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in it for them, what the risks are, what the returns are, what the rewards are and that’s why today is such an important step in proceedings because we’ve already had…our interest is well known, our price has been well known so what we’re putting out today for the first time are the details of the synergies and benefits and the resultant returns for our shareholders. I think I would be hopeful that the Royal Bank shareholders when they see the returns and the business proposals here will find this a very attractive opportunity. But obviously another benefit of making today’s announcement is we’ll now be able to go and have even more discussions with them informed by actual facts and figures.

Myles Neligan: So you’re confident they’ll be supportive?

Sir Fred Goodwin: I never take it for granted but I would be hopeful and I think the figures we’re putting forward today make a compelling case.

Myles Neligan: Ok, thank you.

Operator: Thank you. Our next question comes from Niclas Mika of Reuters. Please go ahead.

Niclas Mika: Hello, good morning. What I’m interested in is that the deal with Barclays still has the blessing of ABN’s management even at this point although you have more money on the table. Is that something you felt was necessary? Are you counting on the shareholders voting in favour of the consortium at an AGM or are you ready to take this to a public tender offer and let shareholders effectively vote with their shares?

Sir Fred Goodwin: I think it’ll be one step at a time. We’ll put the proposal out today and let shareholders have a chance to understand it in the round and as we go forward also as we’ve set out the document we are keen to continue working with the ABN management and boards to allow them to understand the proposals and what they mean for their business and what they

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mean for their employees and their customers. We would be very confident that as they begin to evaluate those we will see that these are very attractive indeed. Ultimately they are the only people that can form their opinions, but I think there’s a lot of food for thought in here and I would remind you that ABN itself has said it welcomes the opportunity to put all of the bids to its shareholders, so I think the notion that you point to of allowing the shareholders to decide is absolutely right and it’s a pretty fundamental point, isn’t it, that the bank belongs to the shareholders so who better to decide than the shareholders? So I think we would have a storm of agreement with ABN’s management on this that we should put the bids, all of the bids should go before the shareholders and we should allow the shareholders to decide in an environment of having as level a playing field as can be.

Niclas Mika: So you sound pretty confident that this will be an agenda item at an extraordinary shareholders’ meeting held by ABN?

Sir Fred Goodwin: Well, it would seem pretty extraordinary if it wasn’t but I’m not the person who convenes EGMs at ABN, it’s a matter for the ABN board in the first instance and then thereafter I guess there will be powers for shareholders to convene meetings, but I think we’re getting into a place where ABN themselves have said it welcomes the opportunity to put these bids before its shareholders, so based on that comment which is on the record I would anticipate that they would do precisely that and put this before an extraordinary general meeting of shareholders.

Niclas Mika: Then at that point I guess from your point of view with or without the blessing of ABN’s management is to some extent irrelevant if you considered a superior bid?

Sir Fred Goodwin: It’s never irrelevant. We continue to try to work with ABN’s management, that would be the preferred outcome here.

Niclas Mika: A public tender, is that something…?

Royal Bank of Scotland

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Sir Fred Goodwin: I think we’re getting into technicalities now. We’ll cross that bridge when we come to it.

Niclas Mika: Thank you very much.

Operator: Thank you. Our next question comes from Ben Livesey of Bloomberg. Please go ahead.

Ben Livesey: Hi. I see that the cost synergies are €4.23 billion. I just wondered within that or extra to that what the revenue synergies are? I can’t see it on the statement.

Sir Fred Goodwin: It’s in there Ben I think. You’ll hear frantic turning of pages to get it, the number is certainly in there somewhere. It’s €1.22 billion, page 14.

Ben Livesey: Ok, I’d seen the profit but not seen that. I just wondered from an RBS point of view what the biggest driver of growth you see from this deal coming from?

Sir Fred Goodwin: This is a global market opportunity Ben, again we’ll put a lot more flesh on the bones during the course of today but when you get the chance to digest the press release properly you’ll hopefully get a sense that that’s really the main part of our synergies come from that business and the opportunities to…ABN’s business is if you like to be characterised as very wide but thin. Ours is much narrower but much deeper. When you put these two businesses together there are some pretty compelling product synergies and there are some even more compelling opportunities to remove overlap and infrastructure in back office areas that produce…by far the lion’s share of our synergies come from the global banking markets area.

Ben Livesey: It’s both synergies and growth opportunities within those operations?

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Sir Fred Goodwin: I would say so. It’s got a very attractive payment, money transmission and trade finance business that deals with the very large corporations and mid-corporates around the globe in areas in Latin America and the United States. Something that’s often overlooked about ABN Amro is its business in the United States, it’s very much more than just LaSalle, it’s a very big business in the area we’ve just been talking about in the United States so that’ll be a big part for us.

Ben Livesey: I was just going to briefly mention LaSalle. Can you please just say in a nutshell what it is about LaSalle? Clearly it’s got a good market share in Chicago but it’s a tough market out there. Is it really the commercial operations that are of most importance to you?

Sir Fred Goodwin: You’ve answered your own question there Ben, but yes, the thing about LaSalle is it’s almost the inverse of Citizens whereas Citizens is about 30% commercial and 70% retail, LaSalle is almost exactly the inverse, it’s 70% or so commercial and 30% retail. You’ll have heard me and colleagues at previous results presentations talking about our enthusiasm to build out our commercial banking business in the United States. We’re very strong in New England but we’ll less strong in the Mid West and the Mid Atlantic area and this is the ideal opportunity to fill that gap. We’re moving to fill the gap anyway but this would move us forward quite a number of years. So it’s actually much more important than the retail part of LaSalle which is attractive but doesn’t get us as far forward strategically as the commercial part does.

Ben Livesey: Right, which presumably means that negotiations with Bank of America, there’s quite a lot of positive potential for the division of assets?

Sir Fred Goodwin: We’ve had a positive and professional discussion with the Banc of America and we’ve had an amicable discussion so let’s see where it goes.

Ben Livesey: Thanks very much.

Royal Bank of Scotland

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Operator: Thank you. We’ll take our next question from Martijn van der Starre of Bloomberg. Please go ahead.

Martijn van der Starre: Good morning gentlemen. I’m just wondering what the status is of this proposed offer compared to the statement made last month?

Sir Fred Goodwin: The status is that this is a one notching up from what we said last month and this again begins a timetable within which we need to move forward and produce documentation towards a formal offer. This is not an offer in and of itself.

Martijn van der Starre: Exactly, ok, thank you. Then I’ve got a question for Mr Votron, in the press release Fortis states that it considers selling non-core assets. You’re talking about Fortis non-core assets, right?

Jean-Paul Votron: Yes.

Martijn van der Starre: Could you elaborate a bit on what you consider to be non-core assets?

Jean-Paul Votron: There are two elements. One is some non-core assets for the consortium for which Fortis will take part of it and the second one are some assets which Fortis owns which are not seen as core to our strategy, they are more in the areas of participation.

Martijn van der Starre: I guess you cannot give me an example of those participations, right?

Jean-Paul Votron: No, I will not, I think that’s for later.

Royal Bank of Scotland

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Martijn van der Starre: Ok. I’ve got a question for your Santander counterpart as well. Could you elaborate a bit on the assets Santander plans to sell Mr Sáenz?

Alfredo Sáenz: Yes. We have made some financial stakes that we consider officially, we consider always as financial non-strategic participations like the balance that we still hold of San Paolo di Torino and some minor participations of other financial stakes, this is one specific thing. Then of course if we are successful we intend to sell our [Sepsa] stake which is not in the plan exactly but we will try to sell it again. Then finally we have a structure of selling real estate assets to a large extent because as a matter of a fact for Santander up to now we have more than 50% of our real estate holdings belong to Santander in our balance sheet and we intend to monetise let’s say these assets. This is more or less €10 million that we call balance sheet optimisation.

Martijn van der Starre: Ok, thank you very much. I did hear you say that you may consider selling your stake in [Sepsa], right?

Alfredo Sáenz: That’s right.

Martijn van der Starre: Ok, thank you very much.

Operator: Thank you. Our next question comes from John Menon of Bloomberg London. Please go ahead.

John Menon: Hi. I just wondered, do you anticipate at this point that there might be any other new entrants coming in for ABN?

Sir Fred Goodwin: Never say never John, never say never. It would be rash I think to assume that no-one else would come in. I guess we can only deal with that as and when it happens. There’s been a lot of speculation about permutations and so on. Many of those who have been named have specifically ruled themselves out but there’s only one way we’re going to find out the answer to that question.

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John Menon: If Barclays is able to increase its offer and make theirs appear more attractive, do you anticipate that you’ve got more to offer?

Sir Fred Goodwin: That’s a question that everyone always asks in these situations. We think that the offer we’ve got on the table today is very attractive for ABN’s shareholders, it’s very attractive for our shareholders, it’s very attractive for customers and staff and I think we are happy to put this offer forward. Who knows what would happen – again that doesn’t add a lot to be getting into hypotheticals about the future at this point.

John Menon: Ok, thank you.

Operator: Thank you. Our next question comes from Gloria Victoria of Dow Jones. Please go ahead.

Victoria Howley: Morning, wondering if you could provide a little bit more detail on your financing. You say that it’s fully underwritten – is that just be Merrill Lynch or are there other banks doing that as well?

Sir Fred Goodwin: No, it’s sub-underwritten as well Victoria and it’s very comprehensively financed and underwritten and sub-underwritten.

Victoria Howley: Ok. Can you tell us who the main sub-underwriters are?

Sir Fred Goodwin: All the usual suspects would be a good way to start. It’s been a long running saga this attempt to question the financing and probably something you should look at is that there’s even more cash in the deal now than there was to start with, so financing has not been an issue as we said it was not going to be at the start and we’ve confirming again today.

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Victoria Howley: But for the record can you confirm who your sub-underwriters are?

Sir Fred Goodwin: Victoria, you can’t tell me the underwriters or sub-underwriters for any transaction out there. There is a commercial sensitivity around who the underwriters and sub-underwriters will be. The main underwriter is obviously Merrill Lynch of which there’s no secret but the participations in underwritings around Europe and around the world are not a subject of common discussion and debate and this is no exception.

Victoria Howley: Ok.

Operator: Thank you. Our next question comes from Emma Davis of Reuters. Please go ahead.

Emma Davis: Hello, this is a question for Jean-Paul Votron. Can you tell me, this seems to be a rather big risk for Fortis this deal in some people’s minds. How vulnerable do you think Fortis would be if it doesn’t work out?

Jean-Paul Votron: First of all Fortis has been in the last few years doing extremely well. We have record growth, we are getting more and more clients around the world, we’re developing our activities in commercial banking, in retail and insurance, in wholesale banking worldwide as well particularly in the segments where we are dominant, we have dominant positions. So we’re starting with a very strong base and this will just reinforce our base furthermore in Benelux which will give us a tremendous opportunity to also use that base and export our skills as we’ve done in the last three years so fundamentally if the deal goes on it enforces furthermore the strategy of Fortis and we all hope that this deal would go on. If it doesn’t go on we’re back to our strategy as we’ve done in the last three years which is doing very well which I think the best way for our

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

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company to develop itself, it’s to show growth, show performance, it’s to create a business which is unmatched in terms of its quality to clients and other stakeholders and I don’t see why this will change at all.

Sir Fred Goodwin: I’m conscious everyone of time moving on, so if I may ask for one last question just now. They’ll be opportunities, they’ll be a media conference later on in the day, I’m sure you all know where we live and if you have other questions as the day unfolds. If there was one last question just now we could try and take it.

Operator: Certainly. We have a follow-up question from Alexander Ferguson of Thomson Financial News. Please go ahead.

Alexander Ferguson: Hi guys, I’ve just got one question, Victoria has just talked about the sub-underwriters. When you say the usual suspects, does that mean the likes of UBS etc, i.e. ABN’s former advisors on the Barclays deal?

Sir Fred Goodwin: Alexander, there’s a very, very deep market out there for underwriting. All the usual suspects are all the usual suspects. We’ve provided all of the details to the regulators who are happy with this aspect of our bid, it’s kind of a non-issue. I think it’s not difficult to imagine people have been trying to have fun with this for a little while now but the game’s up, the financing is there, it’s fully underwritten, the regulators…

Alexander Ferguson: I wasn’t questioning the financing, I was more questioning the fact that this was…you had people working one side for the Barclays deal and one side for your deal and that’s why I was asking the question.

Sir Fred Goodwin: You would need to ask them. It’s not usual for that to happen as a matter of a fact.

Royal Bank of Scotland

Presenters: Sir F Goodwin, JP Votron, A Sáenz

Tue 29 May 2007

Ref #5080324

Alexander Ferguson: It’s not?

Sir Fred Goodwin: No, so I wouldn’t read anything very sinister into that. It happens, there are Chinese walls within all these large institutions, these things happen.

Alexander Ferguson: Ok, thanks.

Sir Fred Goodwin: Thanks. Thanks everybody very much for coming along. I’m sure there will be more questions as the day goes on and you’ll have a chance to digest the information throughout this morning. We’re grateful to you for your questions this morning and we’ll be happy to try and answer any more as they come up and I’m sure we’ll see some of you at the conference this afternoon. Thanks very much and bye for now.

Operator: That will conclude today’s conference. Thank you for your participation ladies and gentlemen, you may now disconnect.